July 17, 2012

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Beamz Interactive, Inc. Amendment No. 2 to Registration Statement on Form 10-12(g) Filed July 5, 2012 File No. 0-54662

Dear Mr. Spirgel:

On behalf of Beamz Interactive, Inc., this letter responds to your comment letter dated July 11, 2012. The Company’s answers are set forth below under your numbered comments.

Balance Sheets, page F-21

1.	We note your response to comment six from our letter dated June 21, 2012. In the common stock table on page 39, you reported issuing a total of 537,000 shares in exchange for services from unaffiliated third parties between October 11, 2011 through March 22, 2012 (or for the nine months ended March 31, 2012). On page F-32, you disclosed that “during the nine months ended March 31, 2012, the Company issued an aggregate of 1,207,000 shares of common stock... Included in the 1,207,000 shares issued were 925,000 shares issued to related parties,” thereby indicating that 282,000 shares were issued to unaffiliated third parties. Please revise page 39 or F-32 accordingly or advise us.

Response: Page F-32 of the financial statements has been revised to reflect the fact that included in the 1,207,000 shares issued during the nine months ended March 31, 2012 were 795,000 shares issued to affiliates. In addition, page 39 has been updated to report 412,000 shares issued to unaffiliated parties. (A total of 125,000 shares issued to Board members as compensation in January and March of this year were erroneously included among the issuances to unaffiliated parties, and have been instead broken out into their own disclosure under that item.)

2.	You also stated that per your consultant’s May 2011 valuation report, your common stock was valued at $0.02 per share, “which price was consistent with prior issuances and was accepted by the Board and used for October 2011 issuances” [emphasis added]. However, you also stated in your response that the 1,207,000 shares issued for the nine months ended March 31, 2012 were valued at $658,200 (or $0.54 per share). Tell us why the average price of the 1,207,000 shares for the nine-month period was $.54 per share compared to the 925,000 shares issued to officers and directors reported on page F-35 which were valued at $415,400 (or $0.45 per share). Tell us how each of these separate per share amounts relate to the $0.02 per share “which the Board accepted and used for October 2011 issuances” as set forth in your response. Please advise or revise.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
July 17, 2012

Response: To clarify, the common stock issuances during the nine months ended March 31, 2012 included the following:

Date Issued	Share Issued	Party Issued To	Value per Share	Total Value

October-11	60,000	Non affiliates	$0.02	$1,200
October-11	500,000	Affiliate	$0.02	10,000
January-12	150,000	Board Members	$1.00	150,000
January-12	202,000	Non affiliates	$1.00	202,000
January-12	120,000	Affiliates	$1.00	120,000
March-12	150,000	Non affiliates	$1.00	150,000
March-12	25,000	Board Members	$1.00	25,000
	1,207,000			$658,200

The shares issued subsequent to the consultant's determination of value were issued at $.02 per share and issuances subsequent to January 3, 2012, the date of the Private Offering, were issued at $1 per share, consistent with the Private Offering pricing.

3.            Additionally, we note that the consultant-determined value of $0.02 per share “was consistent with prior issuances” [emphasis added]. However, you stated in your response to comment two from our letter dated June 21, 2012 “that the Board determined that the fair market value of the Common Stock to be $.001 per share during the period of the transactions.” For each issuance from August 1, 2010 to March 22, 2012, please tell us the issuance date, whether the issuance was considered “prior issuances,” the total common stock issued and the fair value of the common stock. If the fair value of “prior issuances” were not $0.02 per share, tell us why. We note your disclosures on page 39 and additionally, page F-5 in which the common stock transactions appeared to have been recorded at par value or $.001 per share.

Response: Prior to June 2, 2011 common stock issuances were made at $.001 per share, or par value. Common stock issuances on or after June 2, 2011 (date of consultant's determination of value) through January 2, 2012 were made at $.02 per share. Common stock issuances made from January 3, 2012 (date of private offering) were made at $1 per share.

The comment that the “price was consistent with prior issuances and was accepted by the Board and used for the October 2011 issuances” was intended to simply note that the October 2011 issuance value of $.02 per share was a relatively nominal amount that was relatively consistent with the prior $.001 per share issuances prior to June 2, 2011. It was not intended to imply the amount was identical.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
July 17, 2012

The reasoning for the values used at different times is re-stated below as follows:

The $.001 per common share value, used between August 1, 2010 and June 1, 2012, was based on the following: During the period in which these transactions occurred, the Company had approximately $8 million in outstanding debt (which was subsequently converted into Series D Preferred Stock in June 2011), approximately $2.8 million of preference payments that were due upon the sale of the Company in connection with the 2012-11 bridge loans, no cash, no plan or path for shareholder liquidity, and no proven track record. Thus, while the Company had developed an interesting technology, the Company's Common Stock, which had a lower priority than the aforementioned debt and preferences, had limited or no value at that time. Also, at that time the Company raised money through an investor financing that was also to be used to facilitate the payment of various service providers. Based on negotiations with the potential investors and the services providers at that time, the Board determined the fair market value of the Common Stock to be $.001 per share during the period of those transactions.

The $.02 per common share value, used on and from June 2, 2011 through January 2, 2012, was based on the following: In May 2011, the Company engaged an independent financial consultant to structure the June 1, 2011 debt conversion. Based on (a) the consultant’s experience with similar companies, (b) the outstanding debt of more than $8 million and (c) the additional $2.8 million in preferential payments triggered by a sale of the Company in connection with the 2012–11 bridge loans, the financial consultant priced the common stock at $.02 per share, which price was slightly higher than the $.001 per share previously used but still a relatively nominal amount and thus relatively consistent with prior issuances. The reason for the slight increase relates to the fact that the outstanding debt of approximately $8 million was converted to Preferred D stock on June 1, 2011, which still had a preference over the common stock but no longer represented a debt obligation.

The $1 per share common share value after January 2, 2012 is based on the following: During January 2012, the Company developed a plan to become a reporting issuer under the Exchange Act in order to provide existing and new shareholders with a path to liquidity. In addition, the Company secured a commitment from its Series D Preferred shareholders to convert their Series D Preferred Stock into Common Stock (at effectively $1/common share) if the Company raised a minimum of $2 million of common equity, which would eliminate over $8 million in preferences held by holders of the Series D Preferred Stock. The Company also secured a commitment from bridge note investors to convert their $2.8 million preference, which is triggered by a sale of the Company, into Common Stock if the Company raises a minimum of $2 million of common equity. The Company then initiated a private placement effort to raise up to $5 million at a price of $1 per common share. The $1 share price was based upon the preferences set forth above being eliminated at the closing of the private placement. Although no investors were secured pursuant to this offering, the Company believed, since the private offering was currently being marketed at $1 per share, that all issuances subsequent to the initiation of the private offering should also be valued at $1 per share.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
July 17, 2012

Issuances from August 1, 2010 through March 31, 2012, including the issue date and the fair value used for such transactions are as follows:

Date Issued	Shares Issued	Value Per Share	Total Value
August 1, 2010	4,500	$0.001	$4.50
August 17, 2010	1,362,500	$0.001	$1,362.50
September 1, 2010	72,000	$0.001	$72.00
September 24, 2010	250,000	$0.001	$250.00
October 1, 2010	849,000	$0.001	$849.00
November 1, 2010	73,054	$0.001	$73.05
November 8, 2010	500,000	$0.001	$500.00
December 1, 2010	750,000	$0.001	$750.00
December 28, 2010	1,000,000	$0.001	$1,000.00
January 1, 2011	405,000	$0.001	$405.00
January 25, 2011	85,000	$0.001	$85.00
February 4, 2011	250,000	$0.001	$250.00
February 28, 2011	325,000	$0.001	$325.00
March 28, 2011	575,000	$0.001	$575.00
April 1, 2011	158,850	$0.001	$158.85
May 1, 2011	20,000	$0.001	$20.00
May 4, 2011	250,000	$0.001	$250.00
May 15, 2011	30,000	$0.001	$30.00
May 16, 2011	500,000	$0.001	$500.00
May 20, 2011	22,500	$0.001	$22.50
June 1, 2011	4,479,016	$0.001	$4,479.02
October 11, 2011	560,000	$0.020	$11,200.00
January 15, 2012	472,000	$1.000	$472,000.00
March 22, 2012	175,000	$1.000	$175,000.00
Subtotal	13,168,420

Issuances Prior to August 1, 2010	840,660

Total Common Stock Issuances per March 31, 2012 Financial Stmt	14,009,080

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
July 17, 2012

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214)953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Charles R. Mollo

Charles R. Mollo

Chief Executive Officer

cc: Michael L. Laussade, Jackson Walker L.L.P.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com